Filed Pursuant to Rule 433

Registration Statement No. 333-186548

Pricing Term Sheet

August 7, 2014

Union Pacific Corporation

4.150% Notes due 2045

Issuer:	Union Pacific Corporation
Size:	$350,000,000
Maturity:	January 15, 2045
Coupon:	4.150%
Price to Public:	98.472% of face amount
Yield to Maturity:	4.240%
Spread to Benchmark Treasury:	+100 basis points
Benchmark Treasury:	UST 3.625% due February 15, 2044
Benchmark Treasury Yield:	3.240%
Interest Payment Dates:	January 15 and July 15, commencing on January 15, 2015
Redemption Provisions:
Make-Whole Call:	At any time prior to July 15, 2044, at the greater of 100% or the make-whole amount at a discount rate equal to the Treasury Rate plus 15 basis points plus accrued and unpaid interest to the date of repurchase.
Par Call:	At any time on or after July 15, 2044, at 100% plus accrued and unpaid interest to the date of repurchase.
Change of Control:	Upon the occurrence of a Change of Control Repurchase Event, we will be required to make an offer to purchase the notes at a price equal to 101% of their principal amount plus accrued and unpaid interest to the date of repurchase.
Trade Date:	August 7, 2014
Settlement Date:	August 12, 2014 (T+3)
CUSIP / ISIN:	907818 DZ8 / US907818DZ87
Denominations:	$1,000 x $1,000
Ratings (Moody’s / S&P):	A3 / A
Underwriters:

Joint Book-Running Managers:

J.P. Morgan Securities LLC

Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated

Morgan Stanley & Co. LLC

Senior Co-Managers:

Barclays Capital Inc.

Citigroup Global Markets Inc.

Credit Suisse Securities (USA) LLC

Co-Managers:

Mitsubishi UFJ Securities (USA), Inc.

SunTrust Robinson Humphrey, Inc.

US Bancorp Investments, Inc.

Wells Fargo Securities, LLC

Loop Capital Markets LLC

Mizuho Securities USA Inc.

PNC Capital Markets LLC

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC, collect at 1-212-834-4533, calling Merrill Lynch, Pierce, Fenner & Smith Incorporated, toll-free at 1-800-294-1322, or calling Morgan Stanley & Co. LLC, toll-free at 1-866-718-1649.

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